NEW RC
PRO FORMA COMBINED STATEMENT OF EARNINGS (Unaudited)
FOR THE TWELVE MONTHS ENDED JUNE 30, 2001

(Millions of Dollars, Except Per Share Amounts)	**Pepco**	**Conectiv (As Reclassified)**	**Merger Pro Forma Adjs. Dr. (Cr)**		**NEW RC Merged Pro Forma**	**Financing Pro Forma Adjs. Dr. (Cr)**		**NEW RC** (Pro Forma)
Operating Revenue								
Utility	$2,127.6	$2,238.5	$18.0	(a)	$4,348.1			$4,348.1
Competitive operations	547.8	3,566.0			4,113.8			4,113.8
Gain on divestiture of generation and other assets	474.0	313.8			787.8			787.8
Total Operating Revenue	3,149.4	6,118.3	18.0		9,249.7			9,249.7
Operating Expenses								
Fuel and purchased energy	1,314.6	4,266.8			5,581.4			5,581.4
Other operation and maintenance	396.9	613.3			1,010.2			1,010.2
Depreciation and amortization	196.6	248.7	16.4	(e)	461.7			461.7
Other taxes	199.1	76.9			276.0			276.0
Interest	195.3	199.0			394.3	185.7	(l)	580.0
Impairment loss	45.7				45.7			45.7
Total Operating Expenses	2,348.2	5,404.7	16.4		7,769.3	185.7		7,955.0
Loss from Equity Investments, Principally Telecommunication Entities	(19.6)	67.2			47.6			47.6
Operating Income	781.6	780.8	(34.4)		1,528.0	(185.7)		1,342.3
Distributions on Preferred Securities of Sub. Trust	9.2	20.4			29.6			29.6
Income Tax Expense	373.7	319.6	(9.6)	(a),(e)	683.7	(74.3)	(m)	609.4
INCOME FROM CONTINUTING OPERATIONS	**398.7**	**440.8**	(24.8)		**814.7**	(111.4)		**703.3**
Dividends and Redemption Premium/Expenses on Preferred Stock	5.2				5.2			5.2
Earnings From Continuing Operations Available For Common Stock	$393.5	$440.8	$(24.8)		$809.5	$(111.4)		$698.1
Weighted Average Shares Outstanding (in millions)								
Common stock	110.4	82.7	(34.9)	(f)	158.2	33.3	(n)	191.5
Class A Common Stock	-	5.7	(5.7)	(f)	-			-
Earnings Per Share of Common Stock, On Income from Continuing Operations								
Common Stock, Basic	$3.56	$5.19			$5.12			$3.65
Common Stock, Diluted	$3.56	$5.19			$5.09			$3.62
Class A Common Stock	-	$2.02			-			-
Dividends Declared Per Share								
Common Stock	$0.250	$0.88			1.46			1.46
Class A Common Stock	-	$2.65			-			-